TOYO Co. Ltd

October 3, 2024

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TOYO Co., Ltd Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

In accordance with Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), TOYO Co. Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement submitted herewith relates to (i) the issuance of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), issuable upon the exercise of the Company’s warrants to purchase Ordinary Shares at an exercise price of $11.50 per share, and (ii) the offer and sale of the Ordinary Shares from time to time by certain selling securityholders named in the Draft Registration Statement.

The Company confirms that it will publicly file its registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Financial Statements

The Company has included in this submission (i) the audited consolidated and combined financial statements of the Company as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period of from November 8, 2022 (inception) through December 31, 2022, (ii) the unaudited financial statements of the Company as of and for the six months ended June 30, 2024 and 2023, (iii) the audited financial statements of Blue World Acquisition Corporation (“BWAQ”) as of June 30, 2023 and 2022 and for the year ended June 30, 2023 and for the period from July 19, 2021 (inception) through June 30, 2022, (iv) the unaudited financial statements of BWAQ as of March 31, 2024 and for the three and nine months ended March 31, 2024 and 2023, and (v) the unaudited pro forma condensed combined financial statements presenting the combination of the financial information of BWAQ and the Company.

If you have any questions regarding the Draft Registration Statement, please our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908 or via e-mail at azhou@rc.com.

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Very truly yours,

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Chief Executive Officer

CC:	Arila E. Zhou, Esq.

Robinson & Cole LLP

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